05036951

S[illegible] [illegible]MMISSION

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RECEIVED FEB 28 2005 WASH., D.C. 213 SECTION PROCESSING

SEC FILE NUMBER
8-66402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXCESSNET, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CRANBERRY HILL SUITE 6
(No. and Street)

LEXINGTON	MA	02421
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHAVIT — 781-674-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET	WORCESTER	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EYAL SHAVIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXCESSNET, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shavit

Signature

president

Title

Notary Public

Jeffrey T. Bailey
Notary Public
My Commission Expires Mar. 10, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report

The Members
AxcessNet, LLC
Lexington, Massachusetts

We have audited the accompanying statement of financial condition of AxcessNet, LLC (a limited liability company) as of December 31, 2004, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AxcessNet, LLC at December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 8, 2005

AXCESSNET, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 14,873	
Due from related party	35,000	
Total assets		$ 49,873

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued liabilities	$ 6,099	
Members' equity	43,774	
Total liabilities and members' equity		$ 49,873

See accountants' audit report
and notes to financial statements

AXCESSNET, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

Revenue:		
Investment advisory	$ 12,500	
Administrative	50,000	
Interest income	586	
Total revenue		$ 63,086
Expenses:		
Payroll	164,735	
Payroll taxes	10,401	
Employee benefits	13,910	
Rent	34,870	
Professional fees	25,325	
Regulatory fees	6,628	
Travel and selling	5,047	
Telephone	1,155	
Office expense	676	
Miscellaneous	500	
Total expenses		263,247
Net loss		(200,161)
Members' capital contributions		246,500
Member's distributions		(2,565)
Members' equity - ending		$ 43,774

See accountants' audit report
and notes to financial statements

AXCESSNET, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating activities:		
Net loss	$ (200,161)	
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Due from related party	(35,000)	
Accounts payable and accrued liabilities	6,099	
Net cash used in operating activities		$ (229,062)
Financing activities:		
Members' equity contributions	246,500	
Members' distributions	(2,565)	
Net cash provided by financing activities		243,935
Net increase in cash		14,873
Cash - beginning		-
Cash - ending		$ 14,873

See accountants' audit report
and notes to financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company will provide its clients, domestic and foreign companies primarily Israeli based, with private placements of securities, advisory services including merger and acquisition services, introductions to investment banks and other broker-dealers regarding financial transactions, and investment services to institutional accounts and individual investors of accredited high net worth.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may, under certain circumstances, be liable to the LLC to the extent of previous distributions made to them in the event that the LLC does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Revenue Recognition:

Investment advisory, administrative and consulting fees and interest income are recognized when earned.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns and no provision for income taxes is reflected in these statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) BROADVIEW BUSINESS RELATIONSHIP

The Company has an agreement with Broadview International LLC (Broadview) to act as an exclusive representative for the solicitation of Broadview's services to Qualified Israeli Related Companies (QIRC) or Qualified Other Companies (QOC). The Company receives 20% or 25% of fees earned and received by Broadview from engagements with the QIRC or QOC. For the year, the investment advisory revenues of $12,500 resulted from this relationship.

The Company occupies office space at a Broadview facility as a tenant at will. The Company is charged approximately $3,500 a month for this space. Rent expense for the year amounted to approximately $35,000.

On January 4, 2005, Broadview terminated the agreement effective July 5, 2005. Consequently, the Company relocated its office space to another facility (Note 4).

(4) RELATED PARTY TRANSACTIONS

The Company provides administrative support to an entity related through common ownership. Administrative support revenues for the year totaled $50,000 and at December 31, 2004, this related party owed the Company $35,000.

In 2005, the Company will be subleasing office space, as a tenant at will, from this related entity. Rental terms have not yet been established.

(5) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 8 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

Aggregate indebtedness	$6,099
Net capital	$8,774
Ratio of aggregate Indebtedness to net capital	.695 to 1

AXCESSNET, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital:		
Total members' equity		$ 43,774
Less - nonallowable assets:		
Due from related party		35,000
Net capital		$ 8,774
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 6,099
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital at 1,000 percent		$ 8,164
Ratio: Aggregate indebtedness to net capital		.695 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 5,089
Adjustment to non-allowed assets	$ 6,250	
Member's distributions	(2,565)	
Audit adjustments, net		3,685
Net capital per above		$ 8,774

See accountants' audit report